UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2010

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On May 3, 2010, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2010. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: May 4, 2010

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated May 3, 2010

5

Exhibit 99.1

Contacts:

QIAGEN Investor Relations:	QIAGEN Public Relations:

Dr. Solveigh Mähler	Dr. Thomas Theuringer
Director Investor Relations	Director Public Relations
+49 2103 29 11710	+49 2103 29 11826
email: solveigh.maehler@qiagen.com	email: thomas.theuringer@qiagen.com

Albert F. Fleury
Director Corporate Finance and Investor Relations NA
+1 301 944 7028 email: albert.fleury@qiagen.com

QIAGEN Reports Strong First Quarter 2010 Results

•	20% Revenue growth

•	11% Organic growth

•	22% Net income growth (adj.)

•	$0.20 Adjusted EPS

Venlo, The Netherlands, May 3, 2010 - QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for its quarter ended March 31, 2010.

Net sales were at the high end of, and adjusted earnings per share for the first quarter 2010 exceeded the guidance provided by the Company on February 9, 2010.

First Quarter 2010 Results

QIAGEN’s First Quarter 2010

in US$ millions, except per share information	Q1 2010	Q1 2009	Growth
Net sales	264.4	220.9	20%
Operating income, adjusted	73.6	59.1	24%
Net income, adjusted	49.3	40.3	22%
EPS, adjusted (US$)	0.20	0.20

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its first quarter of 2010 increased 20% to $264.4 million from $220.9 million for the same quarter of 2009. Excluding the favorable impact from foreign currency exchange rates, net sales for the first quarter 2010 would have increased by 14% from the first quarter of 2009. Reported operating income for the quarter increased 21% to $44.7 million from $37.0 million in the same quarter of 2009, and net income for the quarter increased 34% to $33.0 million from $24.7 million in the same quarter of 2009. Diluted earnings per share for the first quarter increased 17% to $0.14 in 2010 (based on 241.9 million weighted average shares and share equivalents outstanding) from $0.12 in 2009 (based on 203.2 million weighted average shares and share equivalents outstanding).

On an adjusted basis, first quarter operating income increased 24% to $73.6 million in 2010 from $59.1 million in 2009, and first quarter adjusted net income increased 22% to $49.3 million in 2010 from $40.3 million in 2009. Adjusted diluted earnings per share were $0.20 in the first quarters of both, 2010 and 2009.

QIAGEN’s first quarter 2010 results include the results of operations from the Company’s recent acquisitions, the most significant of which were SABiosciences Corporation, acquired in December 2009, and DxS Ltd., acquired in September 2009. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“QIAGEN experienced a successful start into 2010,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “We recorded strong revenue and adjusted net income growth and continued to see exciting momentum in our strategic position. We launched 14 new products in the area of Sample & Assay Technologies and recorded once again an excellent 4% of sales from products launched within the last 12 months. We are also managing an exceptionally strong pipeline of new products and are preparing for the 2010 launches of many strategically important products including the QIAensemble and QIAsymphony-RGQ platforms in Europe together with their broad menu of regulated assays for prevention, profiling and personalized healthcare.

The first quarter of 2010 was a quarter of very important strategic moves, including in molecular diagnostics. In the field of prevention we extended our support of a cervical cancer screening program for underprivileged women with the Cancer Foundation in China. In the area of profiling we established an agreement for a respiratory pathogen multiplex assay with Celera and in personalized healthcare we were able to acquire an exclusive license for biomarker PI3K from John Hopkins University, a gene discussed as a key biomarker for use in companion diagnostics with certain cancer treatments and entered into an agreement to develop a companion diagnostic with the pharmaceutical company Pfizer for brain tumor patients. In the field of point of need testing we expanded our instrumentation platform with a portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement device through the acquisition of ESE GmbH for use in medical emergency and critical care testing and in industrial environments.

In addition, we experienced good growth in product sales to our customers in academia, the pharmaceutical industry and in applied markets.

We are very well positioned to take advantage of the growth opportunities we are seeing in our target markets and are fully on track to achieve our annual targets.”

“We are pleased with our financial performance in this first quarter of 2010. Reported revenues were at the high end of, and adjusted earnings per share exceeded our expectations for the first quarter of 2010,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Revenue growth for the first quarter was 20% fueled by a strong organic growth of 11% and a positive contribution of 5% from acquisitions. In addition we saw high growth rates of 24% in our adjusted operating income and of 22% in our adjusted net income.

Our consumable portfolio represented approximately 86% of our total net sales and contributed 15% growth (10% at constant exchange rates). QIAGEN’s instrumentation products contributed approximately 14% of our total net sales and continued to show high growth rates of 46% (37% at constant exchange rates). Highlights within our instrumentation portfolio were sample and assay technology automation platforms such as our EZ1 Advanced XL, the QIAsymphony, the QIAgility, the Pyromark and the Rotor-Gene Q. The largest revenue share we recorded in the first quarter 2010 was in sales to customers in molecular diagnostics (approximately 45% of total revenues) followed by sales to customers in academia (approximately 27% of total revenues), in pharma (approximately 21% of total revenues) and in applied testing (approximately 7% of total revenues).”

“We are reiterating our guidance for fiscal year 2010 based on foreign currency exchange rates as of January 31, 2010, with expected revenues between $1,120 and $1,170 million and adjusted diluted earnings per share between $0.90 and $0.96.”

QIAGEN – Sample and Assay Technologies Highlights

•

QIAGEN acquired ESE GmbH, a developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices which enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

QIAGEN and Pfizer entered into an agreement to develop a companion diagnostic assay for PF-04948568 (CDX-110), an immunotherapy vaccine in development for the treatment of glioblastoma multiforme (GBM). Glioblastoma multiforme is the most common malignant primary brain tumor in adults and occurs in around 25,000 patients worldwide each year. Pfizer’s investigational drug PF-04948568 (CDX-110) is a peptide vaccine which targets the tumor-specific Epidermal Growth Factor Receptor variant III (EGFRvIII), a mutated form of the epidermal growth factor receptor that is only present in cancer cells and occurs in 25-40 percent of GBM tumors. The QIAGEN assay is designed to identify those patients whose tumors express the EGFRvIII mutation, allowing for the possibility of more targeted and personalized treatment.

•

QIAGEN acquired a global and exclusive license for biomarker PI3K from John Hopkins University and intends to develop PCR and real time-PCR assays for companion diagnostic use with certain cancer treatments. A number of studies suggest that mutations in the PI3K oncogene are indicative for successful antibody treatment of patients suffering from lung, breast and other cancers. The license includes all countries and allows QIAGEN to enter partnerships with pharmaceutical companies to develop and market tests for new cancer drug candidates.

•

QIAGEN launched 14 new products in the area of Sample & Assay Technologies including the second module of the QIAsymphony, the QIAsymphony AS for automated assay setup in combination with the QIAsymphony SP, the QIAxtractor, a high throughput nucleic acid purification system and miScript PCR products for use in real time PCR set ups while working with miRNA. In addition QIAGEN launched a number of molecular diagnostic assays including CE labeled artus real time PCR assays for the detection of the BK virus, the VZV (varicella-zoster virus) and the CE labeled QIAsymphony AXpH DNA Kit for DNA extraction from PreservCyt Liquid Cytology samples on the QIAsymphony for HPV testing.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during its conference call on May 4, 2010 at 9:30am ET (3:30pm CET). The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will also be available at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance and has also considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results to provide additional insight into the Company’s performance when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,500 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between business segments, the commercial development of the applied testing markets, personal healthcare markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate and protect its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in US$ thousands, except per share data)	Three months ended March 31,
	2010	2009
Net sales	264,364	220,933
Cost of sales	91,152	74,484

Gross profit	173,212	146,449

Operating expenses:
Research and development	31,597	25,643
Sales and marketing	64,436	56,098
General and administrative, integration and other	26,340	23,788
Acquisition-related intangible amortization	6,158	3,891

Total operating expenses	128,531	109,420

Income from operations	44,681	37,029

Other income (expense):
Interest income	689	1,185
Interest expense	(6,254)	(7,431)
Other income, net	2,235	1,781

Total other expense	(3,330)	(4,465)

Income before provision for income taxes	41,351	32,564
Provision for income taxes	8,337	7,880

Net income	33,014	24,684

Weighted average number of diluted common shares	241,924	203,168
Diluted net income per common share	$0.14	$0.12
Diluted net income per common share, adjusted	$0.20	$0.20

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in US$ thousands, except par value)	March 31, 2010	December 31, 2009
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	794,770	825,557
Short-term investments	94,000	40,000
Accounts receivable, net	190,220	193,737
Income taxes receivable	12,706	12,907
Inventories, net	125,118	130,851
Prepaid expenses and other	86,819	96,893
Deferred income taxes	27,978	33,525

Total current assets	1,331,611	1,333,470

Long-Term Assets:
Property, plant and equipment, net	312,424	317,467
Goodwill	1,328,160	1,337,064
Intangible assets, net	745,800	752,296
Deferred income taxes	28,142	26,387
Other assets	34,062	29,780

Total long-term assets	2,448,588	2,462,994

Total assets	3,780,199	3,796,464

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	45,572	43,775
Accrued and other liabilities	209,479	248,699
Income taxes payable	12,212	10,727
Current portion of long-term debt	50,000	50,000
Current portion of capital lease obligations	3,380	3,417
Deferred income taxes	17,497	18,912

Total current liabilities	338,140	375,530

Long-Term Liabilities:
Long-term debt, net of current portion	870,000	870,000
Capital lease obligations, net of current portion	26,818	27,554
Deferred income taxes	209,115	212,690
Other	25,061	19,521

Total long-term liabilities	1,130,994	1,129,765

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—232,384 shares in 2010 and 232,074 shares in 2009	2,715	2,711
Additional paid-in-capital	1,629,486	1,622,733
Retained earnings	648,593	615,579
Accumulated other comprehensive income	30,271	50,146

Total shareholders’ equity	2,311,065	2,291,169

Total liabilities and shareholders’ equity	3,780,199	3,796,464

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended March 31, 2010

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	264.4	173.2	44.7	41.3	(8.3)	33.0	$0.14
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.8	5.1	5.1	(1.7)	3.4	0.01
Purchased intangibles amortization	—	15.1	21.2	21.2	(10.2)	11.0	0.04
Share-based compensation	—	0.1	2.6	2.6	(0.7)	1.9	0.01

Total adjustments	—	16.0	28.9	28.9	(12.6)	16.3	0.06

Adjusted results	264.4	189.2	73.6	70.2	(20.9)	49.3	$0.20

*	Using 241.9 M diluted shares

Three months ended March 31, 2009

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	220.9	146.4	37.0	32.6	(7.9)	24.7	$0.12
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.3	3.0	3.0	(0.9)	2.1	0.01
Purchased intangible amortization	—	13.0	16.9	16.9	(5.9)	11.0	0.06
Share-based compensation	—	0.2	2.2	2.2	(0.7)	1.5	0.01
Asset impairment	—	—	—	1.5	(0.5)	1.0	—

Total adjustments	—	13.5	22.1	23.6	(8.0)	15.6	0.08

Adjusted results	220.9	159.9	59.1	56.2	(15.9)	40.3	$0.20

*	Using 203.2 M diluted shares